UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2009

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 25, 2009

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Securities Co., Ltd.

Announcement Regarding Conclusion of Company Split Agreement and Change of Corporate Name

in Connection with Shift to Intermediate Holding Company Structure

Tokyo, December 25, 2009—Mitsubishi UFJ Financial Group, Inc. (“MUFG,” President and CEO: Nobuo Kuroyanagi) and Mitsubishi UFJ Securities Co., Ltd. (“MUS,” President and CEO: Fumiyuki Akikusa) announced in their previous press release, “MUS to Establish Preparatory Company and Adopt Intermediate Holding Company Structure,” dated November 18, 2009, that they would adopt an intermediate holding company structure. At the board meeting of MUS held on December 24, 2009 and the board meeting of MUFG held on December 25, 2009, it was resolved that MUS would transfer its financial instruments business and other businesses (the “Business”) to MUS Spin-off Preparation Co., Ltd. (the “Preparatory Company”), a 100% subsidiary of MUS, by way of an absorption-type company split (the “Split”) as of April 1, 2010. Also on December 25, 2009, MUFG and MUS entered into a company split agreement for the Split, as further described below. The shift to the intermediate holding company structure is conditioned on obtaining required regulatory permits and approvals and a completion of other necessary procedures. In addition, the Split is a company split between 100% subsidiaries of MUFG, and therefore, some items of information are omitted from the scope of disclosure.

Further, as part of adopting the intermediate holding company structure, MUS also resolved, at its board meeting held on December 24, 2009, that its corporate name would be changed to “Mitsubishi UFJ Securities Holdings Co., Ltd.” as of April 1, 2010, on the condition that the Split becomes effective. The change of the corporate name is subject to the approval procedure at a shareholders’ meeting of MUS.

1.	Purpose of the Split

MUS, as part of preparation for a strategic alliance with Morgan Stanley, has established the Preparatory Company with a 100% capital contribution by MUS as of December 1, 2009, for the purpose of separating the supervising functions and the business execution functions with respect to all securities business operations within the MUS Group in order to concentrate each function to facilitate more timely decision making.

It is planned that, after registration to engage in financial instruments business and receiving other necessary permits and approvals, etc., through the Split, the Preparatory Company will succeed to the business operations currently being undertaken by MUS, and, as separately announced, the Preparatory Company and the divisions of Morgan Stanley Japan Securities Co., Ltd., such as the investment banking divisions, will be consolidated.

After the consolidation, we plan to enhance our investment banking capabilities to meet the needs for cross-border corporate reorganizations/M&A and global financings by connecting MUFG’s broad client base with Morgan Stanley’s global network, and will provide strong support to our clients’ domestic and overseas businesses through the more sophisticated investment banking services.

2.	Outline of the Split

(1)	Schedule of the Split

Board meetings (of both companies) for the resolution for the Split	December 24, 2009

Execution of the Absorption-type Company Split Agreement	December 25, 2009

Extraordinary shareholders’ meeting (of each company) for approving the Split	Late January, 2010 (as planned)

Effective date of the Split	April 1, 2010 (as planned)

(2)	Method of the Split

The Split will be effected by way of an absorption-type company split, under which MUS shall be the splitting company, and the Preparatory Company shall be the successor company.

(3)	Allotment for the Split

Upon implementation of the Split, the Preparatory Company will issue 30 common shares, the whole of which are to be allocated to MUS in exchange for the rights and obligations to be transferred to the Preparatory Company through the Split.

(4)	Capital Increase or Decrease by the Split

The Split will not affect the respective capital amounts of MUS and the Preparatory Company.

(5)	Share Options and Bonds with Share Options upon the Split

No share options or bonds with share options have been issued by MUS.

(6)	Rights and Obligations Transferred to the Successor Company

Assets, debts, employment agreements and other rights and obligations and the contractual status of MUS pertaining to the Business as of the effective date of the Split (limited to those stipulated as the transferred assets, etc. in the company split agreement) shall be transferred to the Preparatory Company.

(7)	Prospects of Performance of Obligations

We have determined that the splitting company will be able to perform its obligations on and after the effective date of the Split.

3.	Outline of the Companies concerned in the Split

	Splitting Company As of March 31, 2009	Successor Company As of December 1, 2009
Corporate Name	Mitsubishi UFJ Securities Co., Ltd. (Note 1)	Mitsubishi UFJ Securities Spin-off Preparation Co., Ltd. (Note 2)

Principal Lines of Business	Financial Instruments Business, etc.	Preparatory business necessary for transferring business from MUS through the Split

Date of Establishment	March 4, 1948	December 1, 2009

Location of the Head Office	Chiyoda-ku, Tokyo	Chiyoda-ku, Tokyo

Title and Name of the Representative	President and CEO Fumiyuki Akikusa	President and CEO Fumiyuki Akikusa

Capital	65,518 million yen	100 million yen (Note 3)

Issued Shares	716,985,496 shares	1 share

Net Assets	657,438 million yen (consolidated)	100 million yen (unconsolidated)

Total Assets	19,030,280 million yen (consolidated)	100 million yen (unconsolidated)

Fiscal Year End	March 31	March 31

Major Shareholder and Shareholding Ratio	MUFG 100%	MUS 100%

(Note 1)	The corporate name is planned to be changed to “Mitsubishi UFJ Securities Holdings Co., Ltd.” as of April 1, 2010.

(Note 2)	The corporate name is planned to be changed to “Mitsubishi UFJ Securities Co., Ltd.” as of April 1, 2010.

(Note 3)	After the execution of the company split agreement, issuance of new shares is planned by allotment to shareholders on January 20th , 2010 to increase the capital by 2.9 billion yen.

Business Results for the Last Three Years

	Mitsubishi UFJ Securities Co., Ltd. (Splitting Company) (unconsolidated)
Accounting Period	Fiscal Year ending March 2007	Fiscal Year ending March 2008	Fiscal Year ending March 2009	Second Quarter of Fiscal Year ending March 2010
Operating revenue (in million yen)	276,444	255,024	190,503	112,363
Operating income (in million yen)	66,370	6,858	▲42,354	7,346
Ordinary income (in million yen)	66,869	6,202	▲40,581	8,580
Net income (in million yen)	39,017	▲4,169	▲57,385	9,672
Net income per share (in yen)	54.41	▲5.81	▲80.04	13.49
Net assets per share (in yen)	1,004.07	962.95	876.01	882.48

(Note)	The Preparatory Company was established on December 1, 2009. Therefore, there have been no settled business results up to this time.

4.	Outline of Business Divisions to be Split

(1)	Description of Business Divisions to be Split

Financial Instruments Business, etc.

(2)	Operating Performance of Divisions to be Split (unit: million yen)

	Divisions to be Split (a)	Performance for the Second Quarter of Fiscal Year ending March 2010 (b)	Ratio (a/b)
Operating Revenue	112,363	112,363	100%
Operating Income	7,346	7,346	100%

5.	Situation after the Split

(1)	Splitting Company

Corporate Name	Mitsubishi UFJ Securities Holdings Co., Ltd.

Principle Lines of Business	Management and supervision of subsidiaries; promotion of alliance among subsidiaries, etc.

Location of the Head Office	Chiyoda-ku, Tokyo

Title and Name of the Representative	President and CEO Fumiyuki Akikusa

Capital	65,518 million yen

Fiscal Year End	March 31

(2)	Successor Company

Corporate Name	Mitsubishi UFJ Securities Co., Ltd.

Principle Lines of Business	Financial Instruments Business, etc.

Location of the Head Office	Chiyoda-ku, Tokyo

Title and Name of the Representative	President and CEO Fumiyuki Akikusa

Capital	3,000 million yen

Fiscal Year End	March 31

6.	Prospects

As described in 1. above, it is planned that, after registration for engaging in the financial instruments business and receiving other necessary permits and approvals, etc., the Preparatory Company will succeed to the business operations currently being undertaken by MUS through the Split, and, as separately announced, the Preparatory Company and the divisions of Morgan Stanley Japan Securities Co., Ltd., such as the investment banking divisions, will be consolidated.

The Split is a company split transaction between 100% subsidiaries of MUFG, and therefore, will have only a minor impact on the consolidated business results of MUFG.

*        *        *

Contacts:

Mitsubishi UFJ Financial Group	Public Relations Division 81-3-3240-7651
Mitsubishi UFJ Securities	Public Relations Division 81-3-6213-6584